LENNAR CORPORATION

700 Northwest 107th Avenue

Miami, Florida 33172

May 8, 2018

VIA EDGAR

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Edward M. Kelly

RE:    LENNAR CORPORATION

Ladies and Gentlemen:

Lennar Corporation, a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 (Commission File No. 333-224499) (the “Registration Statement”), relating to the offers to exchange (the “Exchange Offers”) up to (i) $267,708,000 aggregate principal amount of the Company’s 6.625% Senior Notes due 2020 (the “New 6.625% 2020 Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 6.625% Senior Notes due 2020 (the “Original 6.625% 2020 Notes”), including related guarantees, (ii) $300,000,000 aggregate principal amount of the Company’s 2.95% Senior Notes due 2020 (the “New 2.95% 2020 Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 2.95% Senior Notes due 2020 (the “Original 2.95% 2020 Notes”), including related guarantees, (iii) $397,610,000 aggregate principal amount of the Company’s 8.375% Senior Notes due 2021 (the “New 8.375% 2021 Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 8.375% Senior Notes due 2021 (the “Original 8.375% 2021 Notes”), including related guarantees, (iv) $291,965,000 aggregate principal amount of the Company’s 6.25% Senior Notes due 2021 (the “New 6.25% 2021 Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 6.25% Senior Notes due 2021 (the “Original 6.25% 2021 Notes”), including related guarantees, (v) $240,805,000 aggregate principal amount of the Company’s 5.375% Senior Notes due 2022 (the “New 2022 Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 5.375% Senior Notes due 2022 (the “Original 2022 Notes”), including related guarantees, (vi) $421,441,000 aggregate principal amount of the Company’s 5.875% Senior Notes due 2024 (the “New 2024 Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 5.875% Senior Notes due 2024 (the “Original 2024 Notes”), including related guarantees, (vii) $395,535,000 aggregate principal amount of the Company’s 5.25% Senior Notes due 2026 (the “New 2026 Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 5.25% Senior Notes due 2026 (the “Original 2026 Notes”), including related guarantees, (viii) $347,343,000 aggregate principal amount of the Company’s 5.00% Senior Notes due 2027 (the “New 5.00% 2027 Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 5.00% Senior Notes due 2027 (the “Original 5.00% 2027 Notes”), including related guarantees, and (ix) $900,000,000 aggregate principal amount of the Company’s 4.75% Senior Notes due 2027 (the “New 4.75% 2027 Notes” and, together with the New 6.625% 2020 Notes, the New 2.95% 2020 Notes, the New 8.375% 2021 Notes, the New 6.25% 2021 Notes, the New 2022 Notes, the New 2024 Notes, the New 2026 Notes and the New 5.00% 2027 Notes, the “Exchange Notes”), including related guarantees, for an equal principal amount of the Company’s outstanding 4.75% Senior Notes due 2027 (the “Original 4.75% 2027 Notes” and, together with the Original 6.625% 2020 Notes, the Original 2.95% 2020 Notes, the Original 8.375% 2021 Notes, the Original 6.25% 2021 Notes, the Original 2022 Notes, the Original 2024 Notes, the Original 2026 Notes and the Original 5.00% 2027 Notes, the “Outstanding Notes”), including related guarantees. The Outstanding Notes were issued only to “qualified institutional buyers” in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act.

The Company is registering the Exchange Offers in reliance on the Commission’s position in the no-action letters issued to Exxon Capital Holdings Corporation (publicly available on May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available on June 5, 1991) and Shearman & Sterling (publicly available on July 2, 1993).

The Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each holder of Outstanding Notes participating in the Exchange Offers is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each holder of Outstanding Notes participating in the Exchange Offers aware that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offers, such person (i) cannot rely on the Commission’s position in the foregoing no-action letters and similar interpretative and no-action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. The Company acknowledges that any resale of the Exchange Notes by a holder of Outstanding Notes participating in the Exchange Offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offers with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company will make each person participating in the Exchange Offers aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Company will also include in the applicable transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offers the following additional provision:

If the exchange offeree is a broker-dealer that will receive the Exchange Notes for its own account in exchange for the Outstanding Notes that were acquired as a result of market-making activities or other trading activities, that it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

If you have any questions or if I can be of further assistance in your consideration of the matters addressed herein, please do not hesitate to contact me at (305) 559-4000 or David K. Boston of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Sincerely,

/s/ Mark Sustana

Mark Sustana
Vice President, General Counsel and Secretary